

August 27, 2021

James A. Ajello
Chief Financial Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

> **Re: Portland General Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **File No. 001-05532-99**

Dear Mr. Ajello:

We have reviewed your August 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2021 letter.

Form 10-K for Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 46

1. We note your response to our prior comment 1. As previously noted, pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, reconciliation of non-GAAP measures should be to the most directly comparable measure calculated and presented in accordance with GAAP. For the non-GAAP gross margin measure you present, the most directly comparable GAAP-basis measure appears to be a fully burdened gross margin that includes depreciation and amortization and any other relevant cost of revenue items. Please revise your disclosure accordingly. In this connection, the illustrative example included in your response appears to provide a reconciliation of your non-GAAP gross margin measure to GAAP-basis revenue.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation